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FOR IMMEDIATE RELEASE:

                           QUIDEL CORPORATION EXTENDS
                    TENDER OFFER FOR METRA BIOSYSTEMS, INC.
                                TO JULY 12, 1999

    SAN DIEGO, CA July 9, 1999 -- Quidel Corporation (NASDAQ: QDEL - news) announced today that its wholly owned subsidiary, MBS Acquisition Corporation, and Metra Biosystems, Inc. (NASDAQ: MTRA - news) have mutually agreed to extend the tender offer for all outstanding shares of common stock (and associated rights) of Metra Biosystems for $1.78 per share in cash. The tender offer is being made in connection with the previously announced definitive Merger Agreement with Metra Biosystems. The tender offer commenced on June 9, 1999 and, as extended, is now scheduled to expire at 5:00 p.m., New York City time, on Monday, July 12, 1999, unless further extended.

    The extension of the tender offer is intended to enable Quidel to finalize the definitive documentation of its previously disclosed financing arrangements. The Depositary, American Stock Transfer & Trust Company, has informed Quidel that, as of 5:00 p.m., New York City time, on Thursday, July 8, 1999, approximately 11,866,000 shares representing 93% of the outstanding Metra Biosystems common stock had been validly tendered and not withdrawn, including shares tendered pursuant to a Notice of Guaranteed Delivery.

    After completion of the tender offer, if MBS Acquisition Corporation owns at least 90% of the outstanding Metra Biosystems common stock, MBS Acquisition Corporation will be able to effect a "short-form" merger under California and Delaware law. Because California law requires a 20-day notice period before the effectiveness of the short-form merger, extension of the tender offer will enable Metra Biosystems shareholders who have not already tendered to tender their shares and receive cash promptly after completion of the tender offer. Further information and a copy of the related Offer to Purchase may be obtained from the information agent for the offer: Beacon Hill Partners, Inc., 90 Broad Street, New York, New York 10004; (212) 843-8500 (bankers and brokers); (800) 755-5001 (all others).

    Quidel Corporation discovers, develops, manufactures and markets rapid immunodiagnostic products for point-of-care detection of human medical conditions and illnesses. These products provide simple, accurate and cost-effective diagnoses for acute and chronic conditions in the areas of women's health and infectious diseases. Quidel's products are sold to professionals in the physician's office and clinical laboratories, and to consumers through organizations that provide private label, store brand products.

    Metra Biosystems, Inc. develops and commercializes diagnostic products for research and clinical use that provide physicians with comprehensive clinical information regarding the metabolism of bone and other connective tissues. With fourteen immunodiagnostic products, including Pyrilinks-Registered Trademark--D -- the Dpd bone resorption test, and its new QUS-2(TM) calcaneal (heel) ultrasonometer, Metra believes it is the only U.S. company to offer both immunodiagnostic and scanning technologies for the assessment and management of bone health.

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